Exhibit 99.2

Nuvalent Transaction Employee FAQ

1.	Why is GSK acquiring Nuvalent? Why now?

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This team has generated a tremendous amount of positive momentum across all aspects of our business. Nuvalent is an attractive opportunity that is anchored by two potential best-in-class lung programs with positive pivotal data and clear near-term paths to first FDA approvals, and followed by an innovative early stage clinical and discovery portfolio.

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Our goal has always been to advance these therapies as quickly as possible for patients around the world. GSK is one of the largest pharmaceutical companies in the world, with the infrastructure, resources, and expertise to successfully commercialize our products globally and realize the potential of our pipeline.

2.	Why is GSK the right partner for Nuvalent?

•	Nuvalent’s mission is to build a sustainable company that can discover, develop, and deliver medicines for patients with cancer.

•	GSK has a proven track record of bringing a wide range of breakthrough therapies to market, including in oncology where GSK is advancing a diverse and innovative pipeline.

•	We expect that GSK’s infrastructure, resources, and expertise will help realize the full potential of zidesamtinib and neladalkib, as well as explore the future potential of the rest of our pipeline.

•	We are confident GSK is the right company to advance our work to make a meaningful impact for patients living with cancer.

3.	Is GSK only interested in zidesamtinib and neladalkib? What about the rest of our pipeline?

•	The GSK team recognizes the value and potential of our discovery pipeline and this was an important factor in GSK’s decision to enter into this agreement.

•	GSK has a leading position in oncology, and targeted therapies in particular.

•	We expect to learn more about GSK’s development plans after the transaction closes.

•	Until that time, we will continue to run our business in the ordinary course and execute on our commercial launch readiness and R&D priorities.

4.	When is the transaction expected to close?

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The transaction is expected to close in the third quarter of 2026, subject to receipt of customary regulatory approvals and satisfaction of other conditions to the transaction, including the tender of a majority of the shares of our Class A common stock by our stockholders.

5.	What does this transaction mean for employees? Does this impact my day-to-day responsibilities?

•	This transaction would not be possible without your dedication, effort, and contributions.

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The GSK team recognizes the value of our talented team, understands the significance of the relationships we’ve built with the patient communities and treating physicians, and shares our vision for practice-changing innovation.

•	Our daily operations and performance goals remain unchanged. It is business as usual at Nuvalent, and everyone should stay focused on delivering on our commitments.

•	Until the transaction closes, GSK and Nuvalent will continue to operate as separate, independent companies.

6.	Will there be any layoffs as a result of the transaction?

•	The GSK team wants to ensure that our team is able to remain firmly focused on advancing our programs, and that patients remain our number one priority.

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Please understand that this announcement is only the first step toward completing this transaction. After the transaction closes, GSK will work closely with the Nuvalent leadership team to plan the next steps and looks forward to meeting and getting to know the talented employees at Nuvalent. While we don’t have all of the specifics at this point, we’re committed to sharing more information as soon as we are able to do so.

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In recognition of employee contributions and the importance of this team to the continued successful advancement of all of our portfolio efforts, GSK has agreed to the full acceleration of our equity package.

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GSK has also agreed to honor Nuvalent’s severance programs and maintain severance benefits to employees that are at least favorable to current plans and agreements during the 12-month period after the transaction closes.

•	We expect many of our employees can benefit from expanded career opportunities afforded by a larger organization after the close of the transaction.

7.	Will there be changes to compensation or benefits?

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We will continue to operate under our current compensation and benefit programs through closing of the transaction, and GSK has agreed to provide you the same base salary and cash incentive opportunities and equivalent benefits for 12 months thereafter during the course of employment.

•	We will keep you informed as we move forward.

8.	I own Nuvalent stock or stock options, RSUs or PSUs. What will happen to employee stock and incentive equity?

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All Nuvalent shareholders will receive $124.00 in cash per share of Class A or Class B common stock at close of the transaction. For our employees, this includes shares purchased via our ESPP program, of which the final purchase date will be accelerated to a date prior to the closing of the transaction.

•	GSK has agreed to the full acceleration of our employee equity package. This means that employees who have Nuvalent stock options will be “cashed-out” at the close of the transaction.

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In simple terms, both vested and unvested stock options will be converted to a cash dollar amount equal to the difference between the per-share deal price of $124.00 and the per share strike price of the option, multiplied by the number of shares subject to the options.

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As an example, an employee with 500 vested stock options and 500 unvested stock options with a strike price of $24.00 per share will receive a cash payment of $100,000 at the close of the transaction ($124.00 - $24.00) * (500 + 500) (calculated before any required withholdings).

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Employees who hold RSUs and/or PSUs will receive a cash payment equal to $124.00 per RSU or PSU at closing, regardless of whether an RSU or PSU is vested or unvested; all performance conditions for PSUs will be deemed satisfied in full as of closing.

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Cash payments made to holders of equity awards with respect to their equity awards will generally be subject to applicable withholding taxes and deductions. We recommend that employees seek the advice of their tax advisor with respect to any tax implications resulting from the treatment of equity awards at the closing of the transaction.

9.	Please explain what a tender offer means.

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A wholly owned subsidiary of GSK will commence a tender offer to all of Nuvalent’s stockholders offering to acquire all outstanding shares of Nuvalent’s common stock. The offer must remain open for at least 20 calendar days, and the offer period could be extended. If at least a majority of the outstanding shares of Nuvalent’s Class A Common Stock are tendered by stockholders in the offer, and subject to receipt of customary regulatory approvals and satisfaction of other conditions to the transaction, GSK’s subsidiary will consummate the offer to acquire the tendered shares. Promptly following the closing of the tender offer, GSK will acquire any remaining shares of Nuvalent through a second-step merger under Delaware law at the same price per share.

10.	Will employees need to relocate following closing of the transaction?

•	GSK is looking forward to meeting and getting to know the talented employees at Nuvalent once the proposed transaction has closed.

•	We will keep you informed as we learn more.

11.	What will the role of our leadership team be once the transaction closes?

•	More information with respect to our leadership team will be determined as part of the integration planning process in the coming weeks and months.

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Jim and the rest of the leadership team are focused on a successful commercial launch, advancing our other development priorities and closing the transaction, setting Nuvalent up for success as it enters its next chapter.

12.	What happens if someone didn’t attend the town hall on June 9th? How will this info be communicated to them?

•	The townhall session was not recorded. Employees can reach out to [***] with questions. This is a new mailbox created to address all employee questions about the transaction.

13.	What should I do if I am contacted by outside parties about the transaction?

•	Please do not answer questions yourself or speculate about this transaction. It is imperative that we maintain consistent, pre-approved messaging.

•	Should you receive questions about this announcement, from investors, the media or other third parties, please direct them to [***].

14.	When will I receive more information? Who can I go to if I have any questions?

•	We want to provide ample opportunity for all questions to be addressed after you have time to absorb this update.

•	Toward that end, Sarah will begin scheduling group check-ins with Jim to be conducted this afternoon and all day tomorrow.

•	You can also send questions to [***]. This is a new mailbox we’ve created to ensure that we’re able to address all employee questions.

•	There are many decisions still to be made and details to be worked out, and we’re committed to keeping you informed as we move forward.

Additional Information and Where to Find It

The tender offer for the outstanding shares of common stock of Nuvalent has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell securities of Nuvalent, nor is it a substitute for the tender offer materials that GSK and its acquisition subsidiaries will file with the SEC upon commencement of the tender offer. At the time the tender offer is commenced, GSK and its acquisition subsidiaries will file a tender offer statement on Schedule TO, and Nuvalent will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. The tender offer statement on Schedule TO (including an offer to purchase, a related letter of transmittal, and other tender offer documents) and the Solicitation/Recommendation Statement will contain important information. HOLDERS OF SHARES OF NUVALENT ARE URGED TO READ THESE DOCUMENTS WHEN THEY BECOME AVAILABLE (AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME) BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT NUVALENT STOCKHOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES. The offer to purchase, the related letter of transmittal, and other tender offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all Nuvalent stockholders at no expense to them. The tender offer materials and the Solicitation/Recommendation Statement also will be made available for free at the SEC’s web site at www.sec.gov. Additional copies may be obtained for free on Nuvalent’s website, www.nuvalent.com.

Cautionary Statement Regarding Forward-Looking Statements

This communication includes forward-looking statements that are subject to risks, uncertainties, and other factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements. All statements, other than statements of historical fact, are generally forward-looking statements, including all statements regarding the intent, belief, or expectations of Nuvalent and its management. These forward-looking statements typically can be identified by words such as “believe,” “expect,” “estimate,” “predict,” “target,” “potential,” “likely,” “continue,” “ongoing,” “could,” “should,” “intend,” “may,” “might,” “plan,” “seek,” “anticipate,” “project” and similar expressions, as well as variations or negatives of these words. Forward-looking statements include, without limitation, statements regarding the proposed transaction, similar transactions, prospective performance, future plans, events, expectations, performance, objectives, opportunities, and the outlook for Nuvalent’s business; the anticipated timing of potential regulatory approval for Nuvalent’s product candidates; the timing of and receipt of filings and approvals relating to the transaction; the expected timing of the completion of the transaction; the ability to complete the transaction considering the various closing conditions; and the accuracy of any assumptions underlying any of the foregoing. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties; accordingly, investors are cautioned not to place undue reliance on forward-looking statements. Actual results may differ materially due to several factors. Factors that could cause future results to differ materially include: uncertainties as to the timing of the tender offer and merger; uncertainties as to how many of Nuvalent’s stockholders will tender their stock in the offer; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay, or refuse to grant approval for the consummation of the transaction; the occurrence of any event, change, or other circumstance that could give rise to the termination of the merger agreement, including circumstances requiring Nuvalent to pay a termination fee pursuant to the merger agreement; the ability of the parties to consummate the proposed transaction on a timely basis or at all; the effects of the transaction (or the announcement or pendency thereof) on relationships with associates, vendors, manufacturers, suppliers, employees (including the risks relating to the ability to retain or hire key personnel), other business partners, or governmental entities or patient groups; transaction costs; the risk that the transaction will divert management’s attention from Nuvalent’s ongoing business operations or otherwise disrupts Nuvalent’s ongoing business operations; changes in Nuvalent’s businesses during the period before any closing; certain restrictions during the pendency of the proposed transaction that may impact Nuvalent’s ability to pursue certain business opportunities or strategic transactions; risks associated with litigation; risks unexpected concerns that may arise from additional data, analysis, or results obtained during preclinical studies and clinical trials; the risk that results of earlier clinical trials may not be predictive of the results of later-stage clinical trials; the risk that data from Nuvalent’s clinical trials may not be sufficient to support registration and that Nuvalent may be required to conduct one or more additional studies or trials prior to seeking registration of zidesamtinib or neladalkib; risks that Nuvalent may not achieve the goals and milestones set forth in its OnTarget 2026 operating plan; the occurrence of adverse safety events; risks that the FDA may not approve our potential products on the timelines we expect, or at all; risks of unexpected costs, delays, or other unexpected hurdles; risks that Nuvalent may not be able to nominate drug candidates from its discovery programs; the direct or indirect impact of public health emergencies or global geopolitical circumstances on the timing and anticipated timing and results of Nuvalent’s clinical trials, strategy, and future operations, including the ARROS-1, ALKOVE-1, ALKAZAR and HEROEX-1 trials; the timing and outcome of Nuvalent’s planned interactions with regulatory authorities; and risks related to obtaining, maintaining, and protecting Nuvalent’s intellectual property; and other factors as set forth in Nuvalent’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2026 filed with the SEC on May 7, 2026, and other reports filed with the SEC. The forward-looking statements set forth herein speak only as of the date hereof. Nuvalent undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments, or otherwise, except as may be required by applicable law.